Exhibit 10.8

MATERIAL IN THIS DOCUMENT
HAS BEEN OMITTED PURSUANT
TO A CONFIDENTIAL TREATMENT REQUEST

DEVELOPMENT AND MANUFACTURING AGREEMENT

THIS DEVELOPMENT AND MANUFACTURING AGREEMENT (this "Agreement") is made and entered into as of April 27, 2005 ("Effective Date"), by and among Neurologix, Inc., a Delaware corporation and Neurologix Research, Inc., a Delaware corporation (collectively "Neurologix") and Medtronic, Inc., a Minnesota corporation ("Medtronic"). Each of the above is sometimes referred to herein individually as a "Party" and collectively as the "Parties."

RECITALS:

WHEREAS, Medtronic has expertise and technology relating to delivery systems for delivery of biologic and pharmaceutical compositions;

WHEREAS, Neurologix has expertise and technology relating to biologics for the treatment of Parkinson's Disease and temporal lobe epilepsy;

WHEREAS, the Parties wish to collaborate on a project under which Medtronic will develop a delivery system for delivering biologics; and

WHEREAS, Neurologix desires to sell, and Medtronic (or one of Medtronic's Affiliates) desires to purchase, shares of Neurologix pursuant to a stock purchase agreement and the closing of certain transactions contemplated by the Stock Purchase Agreement are conditional upon the execution and delivery of this Agreement.

AGREEMENT

In consideration of the mutual covenants contained in this Agreement and the Stock Purchase Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto each agree to the terms and conditions in this Agreement intending to be legally bound by them.

ARTICLE 1

DEFINITIONS

Specific Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

"AAV Vector" means a vector derived from an adeno-associated virus.

"Affiliate" means a Person, corporation or other entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Party specified. "Control" for purposes of this definition means ownership, either directly or indirectly through intermediaries, of more than 50% of the shares of stock entitled to vote for the election of directors in the case of a corporation, and more than 50% of the voting power in the case of a business entity other than a corporation.

"Agreement" means this Agreement and all Exhibits and Schedules hereto.

"Biologic" means a Neurologix product consisting of an AAV Vector containing: (i) a GAD Gene for PD Application; or (ii) Neurologix's first product for TLE Application.

"Biologic-Related Neurologix Intellectual Property" means Intellectual Property created or conceived by Neurologix employees, contractors, or consultants or otherwise Controlled by Neurologix that relates solely to the Biologic.

"Biologic-Related Program Intellectual Property" means Intellectual Property created or conceived during the period commencing on the Effective Date of this Agreement and ending upon FDA Regulatory Approval of the Product by Medtronic employees, contractors, or consultants engaged in the development of the Product that relates solely to the Biologic and which arises from or relates to the development of the Product.

"Commission-Free Practitioner" means (a) any medical practitioner (e.g., Martin J. Kaplitt, M.D.) who is also a 5% or greater investor, principal, director, officer, employee, agent or consultant of Neurologix, or (b) any partner or associate surgeon in medical practice with any person covered by part (a) of this definition, but with respect to such partner or associate surgeon, only for such time as they are engaged in a medical practice with the person covered by part (a) of this definition.

"Confidential Information" means any information or compilation of information of one of the Parties (the "disclosing Party") which becomes known to the other Party (the "receiving Party") in connection with the Development Program that is not generally known to the public, including trade secrets and know-how, whether disclosed before or during the Term, excluding information which:

(a) was already in the possession of the receiving Party prior to the receiving Party's receipt from the disclosing Party (provided that the receiving Party is able to provide the disclosing Party with reasonable documentary proof thereof and, if received from a Third Party, that such information was acquired without any Party's breach of a confidentiality or non-disclosure obligation to the disclosing Party related to such information);

(b) is or becomes part of the public domain by reason of acts not attributable to the receiving Party;

(c) is or becomes available to the receiving Party from a source other than the disclosing Party which source has rightfully obtained such information and has no obligation of non-disclosure or confidentiality (directly or indirectly) to the disclosing Party with respect thereto; or

(d) has been independently developed by the receiving Party without breach of this Agreement or use of any Confidential Information of the disclosing Party (provided that the receiving Party is able to provide the disclosing Party with reasonable documentary proof thereof).

Confidential Information includes any information that by reason of its nature, source, use, or other sensitivity ought reasonably to be understood to be confidential or proprietary. All information identified as being "confidential," "trade secret" or labeled with words of similar import shall be presumed to be Confidential Information. Confidential Information includes information being held in confidence by a disclosing Party for the benefit of a Third Party. The Parties agree that the terms of this Agreement shall be considered Confidential Information.

"Control" or "Controlled" means the ability of a Party to grant access to an Invention, or a license or sublicense under Intellectual Property Rights, without violating the terms of any agreement or other arrangement with any Third Party existing at the time such Party would be required hereunder to grant the other Party such access or license or sublicense.

[CONFIDENTIAL]

"Development Program" means the activities of each Party and the effort by Medtronic to design and develop a Product in accordance with the Work Plan and the terms and conditions of this Agreement.

"Device" means any Product that, in the country of its sale, is covered by a Valid Claim of any patent that is included within Patent Rights Controlled by Medtronic or Neurologix or any of their Affiliates, where such Valid Claim: (i) arose from Medtronic activities under the Development Program, or (ii) incorporates any Product-Related Intellectual Property that is transferred to Medtronic by Neurologix under the terms of this Agreement and that is the subject of written documentation existing as of the Effective Date and provided by Neurologix to Medtronic prior to or within sixty (60) days after the Effective Date.

"Effective Date" means the date that appears in the introductory paragraph of this Agreement.

"Expired" means, with respect to a particular patent, the patent's expiration, abandonment, cancellation, disclaimer, award to a Third Party other than a licensor of a Party or its Affiliates in an interference proceeding, or declaration of invalidity or unenforceability by a court or other authority of competent jurisdiction (including final rejection in a re-examination or re-issue proceeding).

"FDA" means the United States Food and Drug Administration.

"Force Majeure" means any event or condition, not existing as of the Effective Date, not reasonably within the control of either Party, which prevents in whole or in material part the performance by one of the Parties of its obligations hereunder, such as an act of government, war or related actions, terrorism, civil insurrection, riot, sabotage, and similar events.

"Fully Allocated Cost of Goods" with respect to Products supplied to Neurologix by Medtronic for use in clinical and preclinical trials means (a) the variable costs and fixed costs incurred by Medtronic associated with the manufacture (inclusive of finishing processes including filling, packaging, labeling and/or other preparation) quality assurance, quality control and other testing, storage and shipping of batches of such Products or (b) if components of Products are not manufactured by Medtronic, the amounts paid to the vendor plus costs associated with acquisition from such vendor. For purposes of this definition, "variable costs" means the cost of labor, raw materials, scrap, obsolescence, supplies and other resources directly consumed in the manufacture, quality assurance, quality control and other testing, storage and shipping of batches of such Products. For purposes of this definition, "fixed costs" means the cost of facilities, utilities, insurance (including any product liability insurance or accrual for self-insurance), facility and equipment depreciation and other fixed costs directly related to the manufacture, quality assurance, quality control and other testing, storage and shipping of batches of such Product, as well as amounts paid to Third Parties under an agreement with a Third Party as a result of the manufacture, use or sale of such Products. Fixed costs shall be allocated to such Product based upon the proportion of such costs directly attributable to support of the manufacturing, quality assurance, quality control and other testing, storage and shipping processes for such Product. If a facility is used to manufacture Products and has the capacity to manufacture products for other programs of Medtronic, fixed costs shall be allocated in proportion to the actual use of such facility for the manufacture of Products and the capacity to manufacture products for such other programs. For the avoidance of doubt: (i) no idle capacity of a manufacturing facility, or a proportionate use thereof, shall be included in Fully Allocated Cost of Goods except, in the case of a facility dedicated solely to the manufacture of Products, and (ii) none of the development costs and expenses actually paid for pursuant to Section 4.2 shall be included in Fully Allocated Cost of Goods. Except as otherwise provided in this Agreement, all cost determinations made hereunder shall be made in accordance with GAAP.

"GAAP" means the then-current United States generally accepted accounting principles, consistently applied.

[CONFIDENTIAL]

"GAD Gene" means a nucleotide sequence that encodes a GAD.

"Intellectual Property" means all forms of legally protected intellectual property (excluding trademarks) in any jurisdiction and under any law, whether now or hereafter existing, including: (a) Patent Rights; (b) Know-How; (c) Inventions; (d) copyrights, whether or not registered, and any non-registered copyright to any writings and other copyrightable works of authorship, including source code, object code, documentation (whether or not released), and databases; (e) integrated circuit topographies and mask works; (f) moral rights; (g) features of shape, configuration, pattern or ornament; and (h) registrations of, and applications to register, any of the foregoing with any governmental entity and any renewals or extensions thereof and all other rights to any of the foregoing.

"Invention" means any idea, invention, discovery, know-how, data, information, improvement, technology, process or concept, whether or not patentable, copyrightable or protectable as a trade secret, and whether or not reduced to practice or memorialized in writing.

"Jointly Owned Intellectual Property" means Uncategorized Intellectual Property conceived or created jointly by employees, consultants or contractors of Neurologix and Medtronic whether or not in conjunction with employees, consultants or contractors of one or more Third Parties, during the course of, and in furtherance of, the Development Program.

"Know-How" means trade secrets and other confidential or non-public business information, including ideas, formulas, compositions, inventor's notes, discoveries, improvements, concepts, know-how, manufacturing and production processes and techniques, testing information, research and development information, data resulting or derived form research activities, inventions, invention disclosures, unpatented blue prints, drawings, specifications, designs, plans, proposals and technical data, business and marketing plans, market surveys, market know-how and customer lists and related information.

"Medtronic Uncategorized Intellectual Property" means Uncategorized Intellectual Property that is solely conceived or created by Medtronic employees or for Medtronic by consultants or contractors.

"Net Sales" means gross invoiced sales by Medtronic or its Affiliates, or Neurologix or its Affiliates, as the case may be, less:

(a)	non-commercial sales, such as transactions among Affiliates of either Party, or sales for pre-clinical or clinical trials or other testing;

(b)	sales by Medtronic to Commission-Free Practitioners or hospitals or clinics at which a Commission-Free Practitioner has privileges to implant Devices;

(c)	sales, use, value added, occupation or excise taxes, and other taxes based or imposed on the transfer of a product from one party to another or the provision of a service;

(d)	freight, duty or insurance; and

(e)	rebates, refunds, exchanges, discounts and allowances and credits for the foregoing and net of amounts written off by either of Medtronic or Neurologix as uncollectible.

"Neurologix Uncategorized Intellectual Property" means Uncategorized Intellectual Property that is solely conceived or created by Neurologix employees or for Neurologix by consultants or contractors.

"Patent Rights" means all patent applications, patents (including letters patent, industrial designs, design patents, and inventor's certificates), design registrations, invention disclosures, and applications to register industrial designs, and any and all rights to any of the foregoing anywhere in the world, including any provisionals, substitutions, extensions, supplementary patent certificates, reissues, re-exams, renewals, divisions, continuations, continuations in part, continued prosecution applications, term extensions (under applicable patent law or regulation or other government law or regulation), and other similar filings or notices provided for under the laws of the United States, or of any other country.

"PD Application" means Parkinson's Disease therapy.

"Person" means any individual, partnership, joint venture, corporation, trust, unincorporated organization or government or any department or agency thereof.

"Phase III Clinical Trial" means a controlled study to confirm with statistical significance the efficacy and safety of the Biologic performed to obtain FDA Regulatory Approval.

"Product" means a Delivery System developed by Medtronic pursuant to the Development Program.

"Product-Related Confidential Information" means Confidential Information related solely to the Product and its design, use and manufacture.

"Product-Related Intellectual Property" means Intellectual Property (i) conceived or created by or for Neurologix and Controlled by Neurologix prior to the Effective Date that relates solely to the Product or methods of use or manufacture thereof and (ii) conceived or created by or for either Party during the period commencing on the Effective Date and ending upon FDA Regulatory Approval of the Product that relates solely to the Product or methods of use or manufacture thereof and that arises from or relates to development of the Product.

"Proposed Transaction" means:

(a) a bona fide offer, letter of intent, term sheet or similar proposal submitted to, and not rejected by, Neurologix by a Person other than Medtronic or an Affiliate of Medtronic regarding any distribution or commercialization of any gene therapy for any PD Application or TLE Application; or

(b) the determination by Neurologix that it wishes to explore the possibility of entering into an agreement or the like pertaining to any distribution or commercialization of any gene therapy for any PD Application or TLE Application (including, without limitation, a determination to seek indications of interest with respect to such a transaction).

"Regulatory Approval" means the approval of the applicable Regulatory Authority necessary for the marketing and sale of a Product for a particular indication in a country, excluding separate pricing and/or reimbursement approvals that may be required.

"Regulatory Authority" means a federal, national, multinational, state, provincial or local regulatory agency, department, bureau or other governmental entity with authority over the testing, manufacture, use, storage, import, promotion, marketing or sale of a Product in a country or territory.

"Stock Purchase Agreement" means the Stock Purchase agreement between Neurologix and Medtronic of even date herewith.

"Third Party" means any Person other than Medtronic and its Affiliates and Neurologix and its Affiliates.

"TLE Application" means temporal lobe epilepsy therapy.

"Uncategorized Intellectual Property" means Intellectual Property created or conceived by employees, consultants, or contractors of Medtronic or Neurologix arising out of Development Program activities relating to the development of the Product that cannot reasonably be categorized either: (i) as Biologic-Related Program Intellectual Property or Biologic-Related Neurologix Intellectual Property, or (ii) as Product-Related Intellectual Property.

"Unexpired" means a patent that has not Expired.

"Valid Claim" means a claim of an issued, Unexpired patent, which has not been: (i) held invalid, unpatentable or unenforceable by a final decision, which was not appealed or is unappealable, of a court of competent jurisdiction, an administrative agency having authority over patents, or (ii) admitted to be invalid, unpatentable or unenforceable by the holder by reissue, disclaimer or otherwise.

"Work Plan" means a work plan describing the activities to be undertaken during the Development Program, as adopted, updated or amended pursuant to Section 2.1 with respect to PD Application, or as adopted, updated or amended pursuant to Section 2.2 with respect to TLE Application.

Definitional Provisions.

(a) The words "hereof," "herein," and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provisions of this Agreement.

(b) Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c) References to an "Exhibit" or to a "Schedule" are, unless otherwise specified, to one of the Exhibits or Schedules attached to or referenced in this Agreement, and references to an "Article" or a "Section" are, unless otherwise specified, to one of the Articles or Sections of this Agreement.

(d) The term "person" includes any individual, partnership, joint venture, corporation, trust, unincorporated organization or government or any department or agency thereof.

Other Terms. Each of the following terms shall have the respective meaning ascribed to such term in the Section of this Agreement set forth opposite such term below:

Definition	Section
"Actions"	5.7.2
"Agreement"	Preamble
"Clinical Trials"	2.5.1
"Corporate Event"	11.1
"Effective Date"	Preamble
"Enforcement Action"	5.3.2.3
"Indemnifiable Losses"	9.1.1
"Infringement Notice"	5.3.2.3
"Invalidity Claim"	5.7.3
"Licensed Product"	5.6.4
"Losses"	5.6.5.1
"Medtronic"	Preamble
"Negotiation Period"	3.2.3
"Neurologix"	Preamble
"PD Application Work Plan"	2.1
"Term"	8.1
"Third Party Infringement Claim"	5.7.1
"TLE Application Work Plan"	2.2
"Transaction Notice"	3.2.2

ARTICLE 2

DEVELOPMENT OF PRODUCT

2.1 Work Plan.   As soon as practicable after the Effective Date, Medtronic will provide a Work Plan in substantial accordance with the terms set forth in Exhibit A ("PD Application Work Plan") and any updates or amendments thereto to Neurologix, and Neurologix will have two (2) weeks from its receipt thereof to propose written modifications to the PD Application Work Plan or to accept the PD Application Work Plan. In the event Neurologix proposes modifications to Medtronic's proposed PD Application Work Plan, the Parties agree to negotiate in good faith the final provisions. The PD Application Work Plan shall be approved when signed by both Parties. If within one month of the delivery of the PD Application Work Plan to Neurologix or at the end of the ninety (90) day period following the Effective Date, whichever is later, the Parties have failed to reach agreement on the Work Plan, the Parties agree that the issues that remain in dispute will be resolved in accordance with the issue resolution procedures set forth in Section 2.6. Reasonably promptly following approval of the Work Plan by both Parties, Medtronic shall commence the specific Development Program activities for PD Application in accordance with the Work Plan. Medtronic may reasonably update or amend the PD Application Work Plan upon providing Neurologix at least fifteen (15) days prior written notice.

2.2 [CONFIDENTIAL]

2.3 Assistance. Due to the relationship between the Biologic and the Product, Medtronic may freely request reasonable technical assistance of Neurologix for its Development Program activities and Neurologix shall cooperate to obtain and provide such assistance in a timely manner at its own expense.

2.4 Subcontractors.  Medtronic may subcontract or delegate to a Third Party sub-components of work associated with the Development Program.

2.5 Regulatory Approvals.

2.5.1 Unless otherwise specified in the Work Plan, Neurologix shall be responsible at its sole cost for obtaining all necessary regulatory approvals for the commercial sale of the Biologic with reference to the Product for the PD Application and TLE Application, including the preparation of the clinical study protocols, selection of investigational sites, preparation of the investigator's brochures, instruction and training of clinical investigators, monitoring the performance of clinical trials, data collection and analysis, reporting of adverse events, preparation and prosecution of regulatory submissions, and post approval clinical studies ("Clinical Trials"). Medtronic shall: (i) allow Neurologix to access and cross reference necessary regulatory filings related to the Biologic and Product, and (ii) provide other assistance to Neurologix, in each of the foregoing cases (i) and (ii) as may be reasonably necessary to gain approval of the Biologic with reference to the Product.

2.5.2 Notwithstanding the foregoing, Medtronic shall be responsible at its sole cost for obtaining all necessary Regulatory Approvals for the commercial sale of the Product without reference to the Biologic, if a decision is made in Medtronic's sole discretion to seek such regulatory approval, including the preparation of the clinical study protocols, selection of investigational sites, preparation of the investigator's brochures, instruction and training of clinical investigators, monitoring the performance of clinical trials, data collection and analysis, reporting of adverse events, preparation and prosecution of regulatory submissions, and post approval clinical studies. Neurologix shall: (i) allow Medtronic to access and cross reference necessary regulatory filings related to the Biologic and Product, and (ii) provide other assistance to Medtronic, in each of the foregoing cases (i) and (ii) as may be reasonably necessary to gain approval of the Product.

2.6 Issue Resolution.  Any issue in dispute between the Parties related to provisions of or performance of work under a Work Plan, which has not been resolved by good faith negotiation of the Parties during the time period specified, the Parties agree that the respective project manager level employees of Medtronic and Neurologix responsible for the technical group most directly impacted by resolution of the issues in dispute will meet and engage in good faith negotiations to resolve the dispute. In the event that the project managers fail to reach an agreement within five (5) business days of written submission to them, the Parties agree that the disputed issues shall be submitted to the General Managers of the respective businesses who shall meet and negotiate in good faith. In the absence of any agreement between the Parties with respect to the approval of a Work Plan, either Party may terminate the Agreement pursuant to 8.2.5. Without limiting the foregoing, the Parties agree that participation in the issue resolution process set forth in this Section shall not be construed as a waiver of either Party's rights or remedies at law and equity.

ARTICLE 3

SUPPLY

3.1 Clinical Trials for Biologic.  [CONFIDENTIAL]. Upon completion of the design and manufacturing qualifications and specifications for the Product as set forth in the PD Application Work Plan and satisfaction of appropriate regulatory requirements (e.g., Investigational Device Exemption), Medtronic shall manufacture and supply in accordance with such design and manufacturing specifications, sufficient quantities of the Product to enable Neurologix to perform Clinical Trials necessary for Regulatory Approval at the Fully Allocated Cost of Goods of Products so manufactured and supplied.

3.2 Right of First Offer.

3.2.1 Neurologix shall not proceed with any Proposed Transaction without first giving the Transaction Notice (as defined below) to Medtronic with respect thereto and complying with the terms of this Section.

3.2.2 Within ten (10) days after receipt of an offer or a determination referenced in the definition of a Proposed Transaction, Neurologix shall deliver to Medtronic written notice of such offer or such determination (the "Transaction Notice"). The Transaction Notice shall set forth, as applicable, the name of the offeror and the material terms and provisions of such offer or, in the case of a determination, the material terms and provisions upon which Neurologix would be willing to enter into any such transaction.

3.2.3 During the sixty (60) days following Medtronic's receipt of the Transaction Notice with respect to any Proposed Transaction (the "Negotiation Period"), Neurologix shall negotiate in good faith exclusively with and provide information exclusively to Medtronic regarding the terms for entering into the Proposed Transaction with Medtronic. During the Negotiation Period, Neurologix shall not solicit offers from, negotiate with, provide information to or enter into any agreement with any Third Party regarding the Proposed Transaction. Without limiting the generality of the foregoing, during the Negotiation Period, Neurologix may not take any action to impair Neurologix's ability to consummate a Proposed Transaction with Medtronic.

3.2.4 If Medtronic and Neurologix fail to reach a mutual agreement upon the terms and provisions of a Proposed Transaction during the Negotiation Period, then Neurologix shall have one hundred twenty (120) days from the expiration of the Negotiation Period in which to negotiate and enter into definitive agreements for the Proposed Transaction with the Person whose bona fide offer was described in Neurologix Transaction Notice (with respect to a Proposed Transaction offer) or with any Third Party (with respect to a Proposed Transaction determination); provided, that Neurologix shall not enter into any such definitive agreements unless Neurologix's board of directors has determined conclusively in good faith that the terms and conditions of such definitive agreements are (i) more favorable to Neurologix than the terms and conditions, if any, proposed by Medtronic during the Negotiation Period and (ii) no less favorable to Neurologix than the terms and conditions set forth in the Transaction Notice. If Neurologix fails to enter into such definitive agreements with respect to such Proposed Transaction within such 120-day period, then Medtronic's rights under this Section shall be reinstated and Neurologix shall not enter into such Proposed Transaction without first giving Medtronic a new Transaction Notice and complying with the terms of this Section.

ARTICLE 4

FINANCIAL PROVISIONS

4.1 Equity Investments.  The Parties shall enter into a Stock Purchase Agreement simultaneously with, and as a condition to, entering into this Agreement, Medtronic and Neurologix pursuant to which Medtronic will make an equity investment in Neurologix.

4.2 Development Costs.  Subject to Section 2.2, Neurologix shall make payments to Medtronic totaling eight hundred fifty thousand dollars ($850,000) for the development of the Product. [CONFIDENTIAL].

4.3 Revenue Sharing.  In consideration of Neurologix payments under Section 4.2 and its use of Medtronic's Delivery Systems in clinical trials, following Regulatory Approval of the Device by Medtronic, Medtronic shall pay to Neurologix a commission of [CONFIDENTIAL] of its and its Affiliates' Net Sales of Devices, subject to an aggregate cap [CONFIDENTIAL]. Upon payment by Medtronic pursuant to this Section 4.3 of a cumulative [CONFIDENTIAL], no further payments of any kind shall be due to Neurologix relating to the sale or commercialization of any Product.

4.3.1 Revenue Payable Only Once. Medtronic's obligation to share revenue under Section 4.3 is imposed only once with respect to the same unit of Devices, including by reason of such Device being covered by more than one Valid Claim of a patent with Patent Rights Controlled by Medtronic or Neurologix.

4.3.2 System or Kit Sales. For Devices sold as part of a system or kit for a total system or kit price, the commission will be paid on the average sales price of the Device (rather than the entire system or kit) for the country (or comparable country) in which the sale took place. If the Device is not sold separately in that country (or comparable country), the commission will be based on an allocated percentage of the system or kit's manufacturing cost. As used herein "average sales price" means Net Sales in the relevant country of a product model divided by the corresponding number of units, as calculated for each Medtronic fiscal year, in good faith by Medtronic in the ordinary course of business.

4.3.3 Adjustments to Revenue-Sharing.

4.3.3.1 Credits Against Future Payments. If the validity of a Valid Claim of an issued patent is the subject of administrative or legal action and is later revoked or held unenforceable or invalid by a decision of a court or governmental agency of competent jurisdiction or is disclaimed or admitted to be invalid or unenforceable through reissue, disclaimer or otherwise, and such claim was the sole basis for a payment by Medtronic pursuant to Section 4.3, Medtronic shall be entitled to credit the amount of such payment, from the date such claim became the subject of such action to the date of the final unappealable decision, against any future payments to be made with respect to the commercialization of the Device. If such claim is the last claim of any Patent Right upon which a payment would be owed, Medtronic shall be entitled, from the date any action challenging the validity or unenforceability of such claim until the final decision, to escrow payments due to Neurologix under this Section 4.3 and if such claim is declared invalid or unenforceable retain such payments.

4.3.3.2 Title Claims. If any Third Party with which an employee, consultant or contractor of Neurologix is or was affiliated alleges that it has ownership rights in any Product-Related Intellectual Property assigned to Medtronic pursuant to this Agreement: (i) Neurologix, in its discretion, shall have the first right to respond to, settle or otherwise resolve such allegation for a period of one hundred twenty (120) days after receiving notice of such allegation and (ii) if Neurologix is unable to settle or otherwise resolve such allegation within such one hundred twenty (120) day period, Medtronic shall be entitled, in its discretion, to respond to, settle, or defend against such allegation. Neurologix agrees to cooperate with Medtronic. Furthermore, Medtronic shall have the right, without limiting any of its other rights or remedies, to set off against any amounts which are then owed or thereafter become owed by Medtronic to Neurologix any damages, liabilities, interest and penalties, costs and expenses (including, without limitation, reasonable legal fees and disbursements incurred in connection therewith) and any amounts or expenses required to be paid by Medtronic resulting from such allegation.

4.3.4 Reports; Payments. Medtronic shall, within sixty (60) days after the end of each quarter of Medtronic's fiscal year following the first commercial sale of a Device by Medtronic, deliver to Neurologix a reasonably detailed written accountings of Net Sales of Devices that are subject to payments under Section 4.3 due to Neurologix for such quarter, and deliver all payments due under Section 4.3 to Neurologix for the preceding quarter of Medtronic's fiscal year. As used herein, "fiscal year" means the fiscal year used by Medtronic in the ordinary course of business, which, as of the Effective Date, ends on the last Friday of April. Such accountings shall be Confidential Information of Medtronic unless otherwise excluded. Such annual reports shall indicate (i) Net Sales on a country-by-country basis, (ii) deductions taken in calculating Net Sales and (iii) the calculation of payments from such Net Sales.

4.3.5 Audits. Medtronic shall keep, and shall require its Affiliates to keep, complete and accurate records of the latest three (3) years relating to Net Sales. For the sole purpose of verifying amounts payable to Neurologix, Neurologix shall have the right annually to retain an independent certified public accountant selected by Neurologix and reasonably acceptable to Medtronic, to review such records in the location(s) where such records are maintained by Medtronic or its Affiliates upon reasonable notice and during regular business hours. Such representatives shall execute a suitable confidentiality agreement reasonably acceptable to Medtronic prior to conducting such audit. Such representatives shall disclose to Neurologix only their conclusions regarding the accuracy of payments and of records related thereto. The right to audit any report shall extend for three (3) years from the end of the calendar year in which the report was delivered. Each report shall be subject only to one such audit. Medtronic shall pay to Neurologix the amount of any underpayment revealed by such audit. Neurologix will pay for the audit unless it discloses an underpayment of more than seven percent (7%) from the amount of the payments due under this Agreement for the period examined, in which event Medtronic will reimburse Neurologix for the audit.

ARTICLE 5

INTELLECTUAL PROPERTY OWNERSHIP,

PROTECTION AND RELATED MATTERS

5.1 Ownership of Inventions.

5.1.1 Non-Development Program Intellectual Property. Any Intellectual Property conceived, created or developed by Medtronic prior to or outside the Development Program shall remain the sole property of Medtronic.

5.1.2 Product-Related Intellectual Property. Medtronic shall exclusively own all Product-Related Intellectual Property, including such Product-Related Intellectual Property conceived or created by or for Neurologix prior to, during, or outside the Development Program, and Neurologix agrees to assign for no additional consideration, and hereby assigns, to Medtronic all its right, title and interest in and to all such Product-Related Intellectual Property. After the Effective Date, Medtronic shall be solely responsible at its sole cost and in its sole discretion for the preparing, filing, prosecution and maintenance of Patent Rights within Product-Related Intellectual Property.

5.1.3 Biologic-Related Program Intellectual Property. Neurologix shall exclusively own all Biologic-Related Neurologix Intellectual Property and Biologic-Related Program Intellectual Property, and Medtronic agrees to assign, without any additional consideration, and hereby assigns, to Neurologix all of Medtronic's right, title and interest in and to all Biologic-Related Program Intellectual Property. After the Effective Date, Neurologix shall be solely responsible at its sole cost and in its sole discretion for the preparing, filing, prosecution and maintenance of Patent Rights within Biologic-Related Program Intellectual Property or Biologic-Related Neurologix Intellectual Property.

5.1.4 Medtronic Uncategorized Intellectual Property. Medtronic shall exclusively own all Medtronic Uncategorized Intellectual Property and shall be solely responsible at its sole cost and in its sole discretion for the preparing, filing, prosecution and maintenance of Patent Rights within Medtronic Uncategorized Intellectual Property.

5.1.5 Neurologix Uncategorized Intellectual Property. Neurologix shall exclusively own all Neurologix Uncategorized Intellectual Property and shall be solely responsible at its sole cost and in its sole discretion for the preparing, filing, prosecution and maintenance of Patent Rights within Neurologix Uncategorized Intellectual Property.

5.1.6 Jointly Owned Intellectual Property. Neurologix and Medtronic shall jointly own all right, title and interest in and to any Jointly Owned Intellectual Property. Notwithstanding the previous sentence, Medtronic shall be solely responsible for the preparing, filing, prosecution and maintenance of Patent Rights arising from Jointly Owned Intellectual Property. Neurologix at its option will reimburse Medtronic for fifty percent (50%) of all costs incurred by Medtronic as a result of the preparation, filing, prosecution and maintenance of such Patent Rights; provided, however, that if Neurologix does not pay such share of costs with respect to a particular patent application or patent that is included in the Jointly Owned Intellectual Property with respect to a particular country, Neurologix will, upon written notice from Medtronic, assign to Medtronic all of Neurologix's right, title and interest in and to such patent application or patent with respect to such country to Medtronic. The Parties acknowledge and agree that any such patent application and any resulting patents will be included in the Medtronic Uncategorized Intellectual Property, including, but not limited to, for the purposes of Section 5.6.1 below.

5.1.7 Data Ownership; Right of Reference and Other Use. All preclinical and clinical data generated with respect to the Product and Biologic in the course of the Development Program shall be jointly owned by the Parties and the Parties shall have equal access to such data ("Jointly-Owned Data"). Each Party shall be entitled to access, reference, disclose to investors, lendors, acquirors, licensees, contractors and prospective investors, lendors, acquirors, licensees and contractors, and otherwise use all Jointly-Owned Data without the other Party's consent and without any duty to account to the other Party for such access, reference disclosure and other use. Notwithstanding anything to the contrary, for a period of five (5) years following creation of any Jointly-Owned Data: (i) Medtronic may not, without the prior, written consent of Neurologix, disclose Jointly-Owned Data relating solely to the Biologic except: (a) to the extent necessary to obtain Regulatory Approval for the Product or (b) by making generalized references to matters included in such Jointly-Owned Data in connection with the commercialization of the Product, and (ii) Neurologix may not, without the prior, written consent of Medtronic, disclose Jointly-Owned Data relating solely to the Product except: (a) to the extent necessary to obtain Regulatory Approval for the Biologic with reference to the Product or (b) by making generalized references to matters included in such Jointly-Owned Data in connection with the commercialization of the Biologic.

5.1.8 Further Actions and Assignments. Each Party shall take all further actions and execute all assignments requested by the other Party and reasonably necessary or desirable to vest in the other Party the ownership rights set forth in this Section 5.1. Neurologix agrees to assign its rights to Medtronic in Product-Related Intellectual Property and to obtain assignments from Neurologix's employees, consultants and contractors of their rights in Product-Related Intellectual Property in substantially the form attached hereto as Exhibit B.

5.2 Cooperation.  Each of Medtronic and Neurologix shall make available to the other (or to the other's authorized attorneys, agents or representatives) its employees, agents or consultants to the extent necessary or appropriate to enable the appropriate Party to file, prosecute and maintain patent applications and resulting patents with respect to Inventions owned by a Party and for periods of time sufficient for such Party to obtain the assistance it needs from such personnel.

5.3 Third Party Infringement.

5.3.1 Notice. Each Party shall promptly report in writing to the other Party during the term of this Agreement any (i) known or suspected infringement of Product Related Intellectual Property, Biologic-Related Program Intellectual Property or Jointly Owned Intellectual Property; and (ii) known or suspected unauthorized use or misappropriation of Product-Related Intellectual Property, Biologic-Related Program Intellectual Property or Jointly Owned Intellectual Property related to the unauthorized manufacture, use, offer for sale, sale or importation of the Product in the PD Application or TLE Application, of which such Party becomes aware, and shall provide the other Party with all available evidence supporting such infringement, suspected infringement, unauthorized use or misappropriation or suspected unauthorized use or misappropriation.

5.3.2 Infringement Action.

5.3.2.1 Neurologix shall have the sole and exclusive right, but not the obligation, to initiate a suit or take other appropriate action that it believes is required to protect the Biologic-Related Program Intellectual Property. To the extent that any such suit or actions pertains to Products, Neurologix shall give Medtronic advance notice of its intent to file any such suit or take any such action and the reasons therefor, and shall provide Medtronic with an opportunity to make suggestions and comments regarding such suit or action. Thereafter, Neurologix shall keep Medtronic promptly informed, and shall from time to time consult with Medtronic regarding the status of any such suit or action and shall provide Medtronic with copies of all material documents (e.g., complaints, answers, counterclaims, material motions, orders of the court, memoranda of law and legal briefs, interrogatory responses, depositions, material pre-trial filings, expert reports, affidavits filed in court, transcripts of hearings and trial testimony, trial exhibits and notices of appeal) filed in, or otherwise relating to, such suit or action. For the avoidance of doubt, Medtronic shall have no right to enforce any solely owned intellectual property rights of Neurologix.

5.3.2.2 Medtronic shall have the sole and exclusive right, but not the obligation, to initiate a suit or take other appropriate action that it believes is required to protect Product-Related Intellectual Property. To the extent that any such suit or actions pertains to Biologics, Medtronic shall give Neurologix advance notice of its intent to file any such suit or take any such action and the reasons therefor, and shall provide Neurologix with an opportunity to make suggestions and comments regarding such suit or action. Thereafter, Medtronic shall keep Neurologix promptly informed, and shall from time to time consult with Neurologix regarding the status of any such suit or action and shall provide Neurologix with copies of all material documents (e.g., complaints, answers, counterclaims, material motions, orders of the court, memoranda of law and legal briefs, interrogatory responses, depositions, material pre-trial filings, expert reports, affidavits filed in court, transcripts of hearings and trial testimony, trial exhibits and notices of appeal) filed in, or otherwise relating to, such suit or action. For the avoidance of doubt, Neurologix shall have no right to enforce any solely owned intellectual property rights of Medtronic.

5.3.2.3 Each Party will as promptly as practicable notify the other in writing upon learning of any infringement of any patent or other Intellectual Property included in the Jointly Owned Intellectual Property (the "Infringement Notice"). Medtronic shall have the initial right to initiate a suit or take other appropriate action that it believes is reasonably required to protect Jointly Owned Intellectual Property (an "Enforcement Action"). If within one hundred twenty (120) days after receiving the applicable Infringement Notice from Neurologix, Medtronic does not either persuade the alleged infringer to desist its alleged infringing activity or commence an Enforcement Action, Neurologic will have the right to commence, prosecute and control an Enforcement Action, but only against an alleged infringer that is making or selling a biologic related to the alleged infringement.

5.3.3 Conduct of Action; Costs. The Party initiating suit shall have the sole and exclusive right to select counsel for any suit initiated by it under this Section 5.3. If required under applicable law in order for such Party to initiate and/or maintain such suit, the other Party shall join as a party to the suit. If requested by the Party initiating suit, the other Party shall provide reasonable assistance to the Party initiating suit in connection therewith at no charge to such Party except for reimbursement of reasonable out-of-pocket expenses incurred in rendering such assistance. The Party initiating suit shall assume and pay all of its own out-of-pocket costs incurred in connection with any litigation or proceedings described in this Section 5.3, including the fees and expenses of the counsel selected by it. The other Party shall have the right to participate and be represented in any such suit by its own counsel at its own expense.

5.3.4 Recoveries. To the extent that any such suit or action pertains to Biologics or Products, any recovery obtained as a result of any proceeding described in this Section 5.3 or from any counterclaim or similar claim asserted in a proceeding described in Section 5.4, by settlement or otherwise, shall be applied in the following order of priority:

(i) first, the Party initiating the suit or action shall be reimbursed for all costs in connection with such proceeding paid by such Party;

(ii) second, the other Party shall be reimbursed for all costs in connection with such proceeding paid by the other Party; and

(iii) third, any remainder shall be paid one hundred percent (100%) to the Party initiating the suit or action.

5.4 Claimed Infringement; Claimed Invalidity.

5.4.1 Notice. In the event that a Third Party at any time provides written notice of a claim to, or brings an action, suit or proceeding against a Party, or any of its Affiliates or sublicensees, claiming infringement of such Third Party's Patent Rights or unauthorized use or misappropriation of such Third Party's Know-How, based upon an assertion or claim arising out of the research, development, manufacture, use or sale of Products or Biologics for the PD Application or the TLE Application by such Party (a "Third Party Infringement Claim"), such Party shall promptly notify the other Party of the claim or the commencement of such action, suit or proceeding, enclosing a copy of the claim and/or all papers served.

5.4.2 Defense of Third Party Infringement Claims. If the manufacture, production, sale or use of any Product or Biologic for the PD Application or the TLE Application pursuant to this Agreement results in a claim, suit or proceeding (collectively, "Actions") alleging infringement of an intellectual property right of a Third Party against Medtronic or Neurologix (or their respective Affiliates), such Party shall promptly notify the other Parties hereto in writing, and the Party or Parties against whom the Action is brought shall defend and control the defense of such Action. Except as agreed in writing by Medtronic and Neurologix, neither Party shall enter into any settlement relating to a Product or Biologic, if such settlement admits the invalidity or unenforceability of any Patent Rights Controlled by the other Party. Each Party agrees to keep the other Party hereto reasonably informed of all material developments in connection with any such Action.

5.4.3 Patent Invalidity Claim. If a Third Party at any time asserts a claim that any Patent Right of the Neurologix Product-Related Intellectual Property or Delivery System Related Intellectual Property or Jointly Owned Intellectual Property covering a Product is invalid or otherwise unenforceable (an "Invalidity Claim"), whether as a defense in an infringement action brought by Medtronic pursuant to Section 5.4, in a declaratory judgment action or in a Third Party Infringement Claim brought against Medtronic or Neurologix, the Parties shall cooperate with each other in preparing and formulating a response to such Invalidity Claim. Neither Medtronic nor Neurologix shall settle or compromise any Invalidity Claim involving Patent Rights Controlled by the other Party without the consent of the other Party. If Medtronic incurs expenses to respond to Invalidity Claims involving Jointly Owned Intellectual Property Patent Rights and pertaining to use of a Device for the PD Application or the TLE Application, Medtronic shall be entitled to deduct fifty percent (50%) of the reasonable and documented amount of such expenses from the payments that Medtronic pays to Neurologix with respect to such Device pursuant to Section 4.3.2. For clarity, in no event shall Neurologix be required to reimburse Medtronic for any such expenses.

5.5 Other Obligations.

5.5.1 Subject to Section 5.5.2, if Medtronic decides, other than for termination reasons set forth in Sections 8.2.1, 8.2.2, or 8.2.5, in its sole discretion after completion of design validation of the Product in accordance with the PD Application Work Plan that it does not wish to move forward with manufacturing and supplying Products to Neurologix for preclinical and clinical trials, Medtronic shall notify Neurologix in writing of its intent. Within thirty (30) days of Neurologix receipt of such notice from Medtronic, it may request that Medtronic grant it a license pursuant to Section 5.6.4.

5.5.2 [CONFIDENTIAL].

5.6 License Grants.

5.6.1 Medtronic Grant. Medtronic agrees to grant and hereby grants to Neurologix a non-exclusive, perpetual, irrevocable, royalty-free, fully paid-up, worldwide license under Medtronic Uncategorized Intellectual Property to manufacture, have manufactured, use, sell or have sold, import or have imported and otherwise commercialize biologics. The foregoing license does not grant any right to manufacture, have manufactured, use, sell or have sold, import or have imported and otherwise commercialize devices, such as the Delivery System.

5.6.2 Neurologix Grant. Neurologix agrees to grant and hereby grants to Medtronic a non-exclusive, perpetual, irrevocable, royalty-free, fully paid-up, worldwide license under Neurologix Uncategorized Intellectual Property to manufacture, have manufactured, use, sell or have sold, import or have imported and otherwise commercialize products, such as the Delivery System. The foregoing license does not grant any right to manufacture, have manufactured, use, sell or have sold, import or have imported and otherwise commercialize biologics, such as the Biologic.

5.6.3 Jointly Owned Intellectual Property. Each Party shall have full right to use all Jointly Owned Intellectual Property without accounting or payment to the other Party. Without the prior written consent of Neurologix, Medtronic will not grant to any Third Party a license to manufacture, have manufactured, use, sell or have sold, import or have imported and otherwise commercialize biologics, such as the Biologic, under such Jointly Owned Intellectual Property. Without the prior written consent of Medtronic, Neurologix will not grant to any Third Party a license to manufacture, have manufactured, use, sell or have sold, import or have imported and otherwise commercialize devices, such as the Product, under such Jointly Owned Intellectual Property.

5.6.4 License Grant to Neurologix. If pursuant to Section 5.5.1 or Section 8.3.4, Medtronic decides not manufacture Products for Neurologix, Medtronic agrees to grant to Neurologix, at Neurologix's request, a royalty-bearing, worldwide, nonexclusive license under Product-Related Intellectual Property. The grant of this license is subject Neurologix's obtaining product liability insurance for product liability claims arising from its exercise of such license or the sale of products covered by the license in accordance with the terms of Section 5.6.5. Medtronic further agrees that for a three (3) year period following Medtronic's grant of such license, not to grant any Third Party a license under Product-Related Intellectual Property for use in the field of delivery of the Biologic, except to Affiliates of Medtronic or patent licensees of licenses granted as part of resolution of disputes with Third Parties. Medtronic shall also provide technical assistance to Neurologix or its designee related to Know-How related to the Product arising from the Development Program. As consideration for such license and assistance Neurologix shall pay Medtronic a royalty of: (i) five percent (5%) of its Net Sales of Products if Medtronic terminates the Agreement or discontinues manufacturing and supplying Products to Neurologix on or after design validation as set forth in the Work Plan, (ii) four percent (4%) of its Net Sales of Products if Medtronic terminates the Agreement or discontinues developing the Product on or after design verification and/or lot qualification as set forth in the Work Plan but before design validation, or (iii) three (3%) of its Net Sales of Products if Medtronic terminates the Agreement or discontinues developing the Product on or after delivery of a design as set forth in the Work Plan but before design verification and/or lot qualification, subject to a cumulative cap of twenty five million dollars ($25,000,000).

5.6.4.1 Reports; Payments. Neurologix shall, within sixty (60) days after the end of each quarter of Neurologix's fiscal year following the first commercial sale of a product covered by the license in Section 5.6.4 (a "Licensed Product") by Neurologix or its Affiliates, deliver to Medtronic a reasonably detailed written accountings of Net Sales of Licensed Product that are subject to payments under Section 5.6.4 due to Medtronic for such quarter, and deliver all payments due under Section 5.6.4 to Medtronic for the preceding quarter of Neurologix's fiscal year. Such accountings shall be Confidential Information of Neurologix unless otherwise excluded. Such annual reports shall indicate (i) Net Sales on a country by-country basis (ii) deductions taken in calculating Net Sales and (iii) the calculation of payments from such Net Sales.

5.6.4.2 Audits. Neurologix shall keep, and shall require its Affiliates to keep, complete and accurate records of the latest three (3) years relating to Net Sales. For the sole purpose of verifying amounts payable to Medtronic, Medtronic shall have the right annually to retain an independent certified public accountant selected by Medtronic and reasonably acceptable to Neurologix, to review such records in the location(s) where such records are maintained by Neurologix or its Affiliates upon reasonable notice and during regular business hours. Such representatives shall execute a suitable confidentiality agreement reasonably acceptable to Neurologix prior to conducting such audit. Such representatives shall disclose to Medtronic only their conclusions regarding the accuracy of payments and of records related thereto. The right to audit any report shall extend for three (3) years from the end of the calendar year in which the report was delivered. Each report shall be subject only to one such audit. Neurologix shall pay to Medtronic the amount of any underpayment revealed by such audit. Medtronic will pay for the audit unless it discloses an underpayment of more than seven percent (7%) from the amount of the payments due under this Agreement for the period examined, in which event Neurologix will reimburse Medtronic for the audit.

5.6.5 Indemnification and Product Liability Insurance.

5.6.5.1 Neurologix's agrees that the grant of the license pursuant to Section 5.6.4 is subject to Neurologix's indemnification of Medtronic and its Affiliates, and their respective officers, directors, employees, shareholders, agents and representatives, from and against and in respect of any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, interest and penalties, costs and expenses (including, without limitation, reasonable legal fees and disbursements incurred in connection therewith and in seeking indemnification therefor, and any amounts or expenses required to be paid or incurred in connection with any action, suit, proceeding, claim, appeal, demand, assessment or judgment), to the extent involving a Third Party claim, ("Losses") resulting from, arising out of, or imposed upon or incurred by any person to be indemnified hereunder by reason of: (a) manufacture of products covered by patents within Patent Rights covering Product-Related Intellectual Property; and (b) personal injury and property damages, and costs and expenses related thereto that occur during production (i.e. the formulation, fabrication, or manufacturing) of a Product by or for Neurologix, and (c) any personal injury or product damage resulting from the failure of a product to meet any specification or due to a defect in materials or workmanship of such product.

5.6.5.2 Neurologix agrees that prior to its first sale of a product covered by the license grant in Section 5.6.5, that it shall, at its sole cost and expense, obtain and at all times during the term of this Agreement maintain products liability insurance with policy limits equal to the greater of (i) such amounts as ordinary good business practice for its type of business would make advisable; (ii) such amount as Neurologix carries for its products, generally; and (iii) Ten Million Dollars ($10,000,000) per occurrence and One Hundred Million Dollars ($100,000,000) in the aggregate. Such products liability insurance shall name Medtronic, Inc. as a named insured thereunder, it being understood that Medtronic shall have the right to seek recovery under said products liability insurance for any claims for damages, liabilities, costs (including but not limited to attorneys' fees), settlements or judgments which may be made against Medtronic on account of bodily injury, property damage, medical expense, or personal injury to any person caused by or arising from defects in materials, design, workmanship, or manufacture of products and Medtronic agrees to seek recovery for any such claims directly from Neurologix's products liability insurance carrier. Neurologix's products liability insurance coverage shall: (i) provide for thirty (30) days advance written notice to Medtronic before any cancellation or modification of such coverage; and (ii) provide that the coverages will be primary and will not participate with nor be excess over, any insurance or program of self-insurance carried or maintained by Medtronic; and (iii) provide that Medtronic's right to payment under such coverage is separate from and in addition to any right to payment of Neurologix (iv) with respect to recovery by Medtronic as described above, not be subject to any deductible or self-insured retention. Neurologix shall obtain and deliver to Medtronic a true and accurate certificate of insurance setting forth the amount of products liability insurance maintained by Neurologix prior to its exercise of the license set forth in Section 5.5.4 and thereafter within thirty (30) days after the beginning of each twelve (12) month period following Neurologix's acceptance of a license while products covered by the license are being sold by or on behalf of Neurologix or its Affiliate.

5.7 Maintain Licenses in Force.  Neurologix shall promptly notify Medtronic if any Third Party with which Neurologix has entered into a license agreement material to the manufacture, use or sale of any Biologic alleges any breach, default, or event that with the passage of time or giving of notice could become a default, by Neurologix of any such license agreement. Medtronic shall be entitled, but not obligated, to cure any alleged breach or default by Neurologix of a payment obligation under any such license agreement and set-off the cost of such cure against amounts otherwise owed to Neurologix hereunder. Neurologix agrees that, prior to modifying, waiving, amending or letting lapse any provision of any such license agreement in a manner material to any Biologic, Neurologix shall notify Medtronic of such prospective modification, waiver, amendment or lapse and provide Medtronic with a reasonable opportunity to provide Neurologix with input regarding such prospective modification, waiver, amendment or lapse. Neurologix shall use reasonable efforts, consistent with the exercise of reasonable business judgment, not to modify, waive, amend or let lapse any such license agreement, and not to take any action or omit to take any action with respect to any such license agreement, an effect of which would be to adversely affect Medtronic's rights or obligations hereunder in any material respect.

ARTICLE 6

CONFIDENTIALITY

6.1 Confidential Information.  With respect to any Confidential Information of a Party disclosed by it or its Affiliates to the other Party, such receiving Party agrees: (a) not to use any Confidential Information in connection with activities other than those contemplated by this Agreement, (b) that any Confidential Information shall not be used in conjunction with any Third Party who is not a consultant of, or an advisor to, the receiving Party or its Affiliates without the prior written consent of the disclosing Party, (c) that such Confidential Information shall be maintained in confidence by the receiving Party and its Affiliates, and (d) that such Confidential Information shall not be disclosed by the receiving Party or its Affiliates to any Third Party who is not a consultant of, or an advisor to, the receiving Party or its Affiliates without the prior written consent of the disclosing Party. Notwithstanding the foregoing provisions of this Section 6.1, either Party may disclose Confidential Information of the other Party or the terms of this Agreement if such Party reasonably determines, based on advice from its counsel, that it is required to make such disclosure by applicable law, regulation or legal process, including by the rules or regulations of the United States Securities and Exchange Commission (the "SEC") or similar regulatory agency in a country other than the United States or of any stock exchange or NASDAQ, in which event such Party shall provide prior notice of such intended disclosure to such other Party sufficiently in advance to enable the other Party to seek confidential treatment or other protection for the Confidential Information subject to such requirement unless the disclosing Party is prevented by law or regulation from providing such advance notice, shall disclose only such Confidential Information of such other Party as such disclosing Party reasonably determines is required to be disclosed, and shall seek confidential treatment of any terms of this Agreement that such other Party considers particularly sensitive, including the royalty rate terms of this Agreement, from the SEC, similar regulatory agencies in countries other than the United States, any stock exchange or NASDAQ.

6.2 Disclosures to Employees, Consultants, Contractors and Advisors.  Each Party agrees that it and its Affiliates shall provide Confidential Information received from the other Party only to the receiving Party's respective employees, consultants and advisors, and to the employees, consultants and advisors of the receiving Party's Affiliates, who have a need to know such Confidential Information to assist the receiving Party in fulfilling its obligations under this Agreement, provided that each Party shall remain responsible for any failure by its and its Affiliates' respective employees, consultants and advisors to treat such information and materials as required under Section 6.1.

6.3 Term.  All obligations imposed under this Article 6 shall expire, with respect to any Confidential Information of the other Party obtained pursuant to this Agreement, for a period of five (5) years from the date on which such Confidential Information was disclosed to the receiving Party as a result of disclosure under this Agreement.

6.4 Publications.  The Parties agree to use commercially reasonable efforts to control public scientific disclosures of the results of the Development Program to prevent any potential adverse effect of any premature public disclosure of such results. The Parties shall establish a procedure for publication review and each Party shall first submit to the other Party an early draft of all such publications, whether they are to be presented orally or in written form, at least thirty (30) days prior to submission for publication. Each Party shall review such proposed publication in order to avoid the unauthorized disclosure of a Party's Confidential Information and to preserve the patentability of Intellectual Property. If, as soon as reasonably possible, but no longer than thirty (30) days following receipt of an advance copy of a Party's proposed publication, the other Party informs such Party that its proposed publication contains Confidential Information of the other Party, then such Party shall delete such Confidential Information from its proposed publication. In addition, if at any time during such thirty (30) day period, the other Party informs such Party that its proposed publication discloses Inventions made by either that have not yet been protected through the filing of a patent application, or the public disclosure of such proposed publication could be expected to have a material adverse effect on any Patent Rights or Know-How of such other Party, then such Party shall either delay such proposed publication, for up to ninety (90) days from the date the other Party informed such Party of its objection to the proposed publication, to permit the timely preparation and first filing of patent application(s) on the information involved or remove the identified disclosures prior to publication.

6.5 Use of Information.  Neurologix agrees that it will not share with Medtronic any Confidential Information related to medical devices (including the design, manufacture, or use thereof) other than Product-Related Confidential Information and any other Confidential Information related to medical devices shared by Neurologix with Medtronic shall not be considered to be Confidential Information of Neurologix. Medtronic may use any Confidential Information related to medical devices shared with it by Neurologix for any purpose, including, but not limited to, filing patent applications.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES

7.1 Representations of Authority.  Medtronic represents and warrants to Neurologix that it has the full corporate right, power and authority to enter into this Agreement and to perform its respective obligations under this Agreement. Neurologix represents and warrants to Medtronic that it has the full corporate right, power and authority to enter into this Agreement and to perform its respective obligations under this Agreement.

7.2 Consents.  Medtronic represents and warrants to Neurologix that all necessary consents, approvals and authorizations of all government authorities and other Persons required to be obtained by Medtronic as of the Effective Date in connection with the execution, delivery and performance of this Agreement have been or shall be obtained by the Effective Date. Neurologix represents and warrants to Medtronic that all necessary consents, approvals and authorizations of all government authorities and other Persons required to be obtained by it as of the Effective Date in connection with the execution, delivery and performance of this Agreement have been or shall be obtained by the Effective Date.

7.3 No Conflict.  Medtronic represents and warrants to Neurologix that, notwithstanding anything to the contrary in this Agreement, the execution and delivery of this Agreement, the performance of any of Medtronic's obligations in the conduct of the Development Program and the assignments to be granted pursuant to this Agreement (a) do not and will not conflict with or violate any requirement of applicable laws or regulations existing as of the Effective Date and (b) do not and will not conflict with, violate, breach or constitute a default under any contractual obligations of Medtronic or any of its Affiliates existing as of the Effective Date. Neurologix represents and warrants to Medtronic that, notwithstanding anything to the contrary in this Agreement, the execution and delivery of this Agreement, the performance of any of Neurologix's obligations in the conduct of the Development Program and the assignments to be granted pursuant to this Agreement (a) do not and will not conflict with or violate any requirement of applicable laws or regulations existing as of the Effective Date and (b) do not and will not conflict with, violate, breach or constitute a default under any contractual obligations of such Party or any of its Affiliates existing as of the Effective Date.

7.4 Enforceability.  Medtronic represents and warrants to Neurologix that this Agreement is a legal and valid obligation binding upon it and is enforceable in accordance with its terms. Neurologix represents and warrants to Medtronic that this Agreement is a legal and valid obligation binding upon it and is enforceable in accordance with its terms.

7.5 Employee Obligations.  Medtronic represents and warrants that all of its employees, officers, consultants and advisors who are or will be involved in the Development Program have executed or will have executed agreements or have existing obligations under law requiring assignment to Medtronic of all Intellectual Property made during the course of and as the result of their association with Medtronic, and obligating the individual to maintain confidential information, to the extent required to support Medtronic's obligations under this Agreement. Medtronic represents and warrants that, to its knowledge, none of its employees who are or will be involved in the Development Program are, as a result of the nature of such Development Program to be conducted by the Parties, in violation of any covenant in any contract with a Third Party relating to non-disclosure of proprietary information, non-competition or non-solicitation. Neurologix represents and warrants that all of its employees, officers, consultants and advisors who are or will be involved in the Development Program have executed or will have executed agreements or have existing obligations under law requiring assignment to it all Intellectual Property made during the course of and as the result of their association with Neurologix, and obligating the individual to maintain confidential information, to the extent required to support Neurologix's obligations under this Agreement. Neurologix represents and warrants that, to its knowledge, none of its employees who are or will be involved in the Development Program are, as a result of the nature of such Development Program to be conducted by the Parties, in violation of any covenant in any contract with a Third Party relating to non-disclosure of proprietary information, non-competition or non-solicitation.

7.6 Intellectual Property

    7.6.1 Medtronic and Neurologix each represent and warrant to the other Party that, to such Party's knowledge, the performance by any Party of its obligations under a Work Plan will not result in the infringement of any Intellectual Property rights or the use of misappropriated trade secrets of any Third Party.

7.6.2 Neurologix represents and warrants to Medtronic that as of the Effective Date, Neurologix exclusively owns, all of the Product-Related Intellectual Property assigned to Medtronic by Neurologix, subject to no lien, charge, security interest, mortgage, pledge, restriction, adverse claim or any other encumbrance whatsoever (and without any obligation to any person or entity for royalties, fees or commissions). No current or former stockholder, employee or consultant of Neurologix has any rights in or to the Neurologix Product-Related Intellectual Property. To the best of Neurologix's knowledge, no person or entity nor such person's or entity's business or products has infringed, misused, misappropriated or conflicted with the Neurologix Product-Related Intellectual Property or currently is infringing, misusing, misappropriating or conflicting with the Neurologix Product-Related Intellectual Property.

7.6.3 Neurologix represents and warrants to Medtronic that it has disclosed to Medtronic any Intellectual Property Controlled by Third Parties of which Neurologix has knowledge that may affect Neurologix's right to commercialize the Biologic. Neurologix further represents and warrants that it has disclosed to Medtronic any and all changes to the manufacturing process currently being used to produce the Biologic or in the Biologic contemplated by Neurologix in whole or in part as a result of the scope of protection of such Third Party Intellectual Property. Neurologix also represents and warrants to Medtronic that the preclinical toxicity tests were conducted using just AAV Vectors containing GAD65 and just AAV Vectors containing GAD67.

7.6.4 Neurologix represents and warrants that, except as set forth on Schedule 7.6.4 attached hereto, it owns or possesses licenses or other rights to use all Intellectual Property necessary for or used in the conduct of its business as conducted and as proposed to be conducted by it, free and clear of any liens of any kind. No claim is pending or, to Neurologix's knowledge, threatened to the effect that the operations of Neurologix infringe upon or conflict with the rights of any Third Party under any Intellectual Property and, to the knowledge of Neurologix, there is no basis for any such claim. Biologic-Related Neurologix Intellectual Property owned or licensed by Neurologix is, to the knowledge of Neurologix, valid and enforceable and has not been challenged in any judicial or administrative proceeding. No claim is pending or, to Neurologix's knowledge, threatened to the effect that any Biologic-Related Neurologix Intellectual Property is invalid or unenforceable by Neurologix and, to Neurologix's knowledge, there is no basis for any such claim. Neurologix has made all statutorily required filings to record its interests and taken reasonable actions to protect its rights in Biologic-Related Neurologix Intellectual Property.

7.6.5 To each Party's knowledge, no Third Party with which such Party has entered into any license agreement under which Patent Rights or Know-How material to this Agreement are licensed from such Third Party intends to cancel or terminate such license agreement.

7.6.6 Neurologix represents and warrants that any consultant or contractor who provides or will provide services in connection with Neurologix's performance of development activities related to the Product pursuant to the Development Program, will not use any time, materials, equipment or facilities of any Third Party (e.g., academic institution) in the performance of such activities, unless such development activities are performed pursuant to a specific agreement among Neurologix, Medtronic and the Third Party or between either Neurologix or Medtronic and the Third Party with the approval of the agreement by the other of Neurologix and Medtronic and where such agreement includes provisions regarding ownership of Intellectual Property.

7.7 Development Program.  Medtronic will perform the work under the Development Program in a workmanlike manner in accordance with Medtronic's ordinary practices used by Medtronic in developing products of this type.

7.8 No Warranties.  EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN, THE PARTIES MAKE NO REPRESENTATIONS AND EXTEND NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING ANY REPRESENTATIONS OR WARRANTIES AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NONINFRINGEMENT.

7.9 Limitation of Liability.  THE PARTIES AGREE THAT NO PARTY SHALL BE LIABLE TO ANY OTHER PARTY FOR ANY SPECIAL, CONSEQUENTIAL, EXEMPLARY OR INCIDENTAL DAMAGES (INCLUDING LOST OR ANTICIPATED REVENUES OR NET PROFITS RELATING TO THE SAME), ARISING FROM ANY CLAIM RELATING TO THIS AGREEMENT, WHETHER SUCH CLAIM IS BASED ON CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, EVEN IF AN AUTHORIZED REPRESENTATIVE OF SUCH PARTY IS ADVISED OF THE POSSIBILITY OR LIKELIHOOD OF SAME. NOTWITHSTANDING THE FOREGOING, NO DAMAGES ACTUALLY PAID TO A THIRD PARTY AS DAMAGES THAT ARE SUBJECT TO INDEMNIFICATION HEREUNDER SHALL BE CONSIDERED SPECIAL, CONSEQUENTIAL, EXEMPLARY OR INCIDENTAL DAMAGES UNDER THIS SECTION.

ARTICLE 8

TERM AND TERMINATION

8.1 Term.  This Agreement shall become effective upon the Effective Date and, unless earlier terminated in accordance with its terms, shall continue until the second anniversary of the Effective Date, and shall automatically renew for successive one-year periods unless either Party gives the other Party written notice of non-renewal at least sixty (60) days prior to the next renewal date (the "Term"). Nothing contained in this Agreement will be interpreted as requiring Medtronic to renew or extend the Term beyond the initial term or any renewal term hereof.

8.2 Termination.  This Agreement may be terminated in accordance with the following provisions:

8.2.1 Medtronic or Neurologix may terminate this Agreement by giving notice in writing to the other Party if the other Party is in breach of any material representation, warranty or covenant of this Agreement and, except as otherwise provided herein, shall have failed to cure such breach within sixty (60) days after receipt of written notice thereof from the first Party.

8.2.2 Medtronic may terminate this Agreement at any time by giving notice in writing to Neurologix, which notice shall be effective upon dispatch, should one of the Neurologix Parties become insolvent, make an assignment for the benefit of creditors, go into liquidation or receivership. Neurologix may terminate this Agreement at any time by giving notice in writing to Medtronic, which notice shall be effective upon dispatch, should Medtronic become insolvent, make an assignment for the benefit of creditors, go into liquidation or receivership.

8.2.3 Medtronic may terminate this Agreement at any time prior to the completion of the design verification and validation of the Product as set forth in the Work Plan by giving notice in writing to Neurologix.

8.2.4 Neurologix may terminate this Agreement at any time prior to the completion of the design verification and validation of the Product as set forth in the Work Plan by giving notice in writing to Medtronic.

8.2.5 Medtronic or Neurologix may terminate this Agreement in the event the Parties fail to agree on the terms, amendments, or modifications to the PD Application Work Plan pursuant to Section 2.6.

8.3 Rights and Obligations on Termination.  In the event of termination of this Agreement for any reason, the Parties shall have the following rights and obligations:

8.3.1 Termination of this Agreement shall not release Medtronic or Neurologix from the obligation to make payment of all amounts previously due and payable. For clarity, except as expressly provided in Section 8.3.5, Neurologix shall have no obligation to make any payments pursuant to Section 4.2 that are associated with milestones that have not occurred as of termination.

8.3.2 Upon termination of this Agreement for any reason, nothing herein shall be construed to release Medtronic or Neurologix from any obligation that matured prior to the effective date of such termination.

8.3.3 Upon any termination of this Agreement, the Parties will return and deliver to the other Party all of such Party's records, materials and documents acquired or developed during the performance of this Agreement provided that a Party may retain one copy of such materials and documents for legal purposes.

8.3.4 If Medtronic terminates the Agreement pursuant to Section 8.2.3, or if Neurologix terminates the Agreement pursuant to Section 8.2.1, Medtronic shall grant to Neurologix a non-exclusive license pursuant to Section 5.5.4.

8.3.5 If Neurologix terminates the Agreement pursuant to Section 8.2.4 Neurologix shall promptly reimburse Medtronic for all of Medtronic's costs and expenses relating to the Development Program up to eight hundred fifty thousand dollars ($850,000).

8.3.6 Upon any termination or expiration of this Agreement prior to the completion of the design verification and validation of the Product as set forth in the Work Plan, Medtronic shall refund to Neurologix any amounts paid pursuant to Section 4.2 that are in excess of Medtronic's costs and expenses relating to the Development Program.

ARTICLE 9

INDEMNIFICATION

9.1 Indemnification

9.1.1 Neurologix shall indemnify, defend, and hold harmless Medtronic and each of its Affiliates, and their respective officers, directors, members, employees and agents from and against and in respect of any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, interest and penalties, costs, and expenses (including, without limitation, reasonable legal fees and disbursements incurred in connection therewith and in seeking indemnification therefor, and any amounts or expenses required to be paid or incurred in connection with any action, suit, proceeding, claim, appeal, demand, assessment or judgment), resulting from a Third Party claim, ("Indemnifiable Losses") resulting from, arising out of, or imposed upon or incurred by any person to be indemnified hereunder by reason of: (a) any breach of any representation, warranty, covenant or agreement by Neurologix contained in this Agreement or any agreement, certificate or document executed and delivered by Neurologix pursuant hereto or in connection with any of the transactions contemplated by this Agreement; (b) any product liability relating to the Biologic (c) patent infringement claims related solely to the Biologic arising from Medtronic's sales of the Device (or the Biologic, if applicable) and (d) any claim of misappropriation of Confidential Information relating to Intellectual Property transferred from Neurologix to Medtronic.

9.1.2 Medtronic shall indemnify, defend, and hold harmless Neurologix and each of its Affiliates, and their respective officers, directors, members, employees and agents from and against and in respect of any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, interest and penalties, costs, and expenses (including, without limitation, reasonable legal fees and disbursements incurred in connection therewith and in seeking indemnification therefor, and any amounts or expenses required to be paid or incurred in connection with any action, suit, proceeding, claim, appeal, demand, assessment or judgment), resulting from a Third Party claim, resulting from, arising out of, or imposed upon or incurred by any person to be indemnified hereunder by reason of: (a) any breach of any representation, warranty, covenant or agreement by Medtronic contained in this Agreement or any agreement, certificate or document executed and delivered by Neurologix pursuant hereto or in connection with any of the transactions contemplated by this Agreement; (b) any product liability relating to Products sold by or on behalf of Medtronic or one or more of its Affiliates; (c) patent infringement claims related solely to the Product arising from Medtronic's sales of the Device, and (d) any claim of misappropriation of Confidential Information relating to Intellectual Property transferred from Medtronic to Neurologix

9.2 Third-Party Claims.  If a claim by a Third Party is made against an indemnified Party and if such Party intends to seek indemnity with respect thereto under this Article 9, such Party shall promptly notify the indemnifying Party of such claim; provided, however, that failure to give timely notice shall not affect the rights of the indemnified Party so long as the failure to give timely notice does not adversely affect the indemnifying Party's ability to defend such claim against a Third Party. The indemnifying Party shall be entitled to settle or assume the defense of such claim, including the employment of counsel reasonably satisfactory to the indemnified Party. If the indemnifying Party elect(s) to settle or defend such claim, the indemnifying Party shall notify the indemnified Party within thirty (30) days (but in no event less than 20 days before any pleading, filing or response on behalf of the indemnified Party is due) of the its intent to do so. If the indemnifying Party that has agreed to indemnify the indemnified Party elects not to settle or defend such claim or fail(s) to notify the indemnified Party of the election within thirty (30) days (or such shorter period provided above) after receipt of its notice of a claim of indemnity hereunder, the indemnified Party shall have the right to contest, settle or compromise the claim without prejudice to any rights to indemnification hereunder. Regardless of which Party is controlling the settlement or defense of any claim, (a) the indemnified Party and the indemnifying Party shall act in good faith, (b) the indemnifying Party shall not thereby permit to exist any lien, encumbrance or other adverse charge upon any asset of the indemnified Party or any of its Affiliates, (c) the indemnifying Party shall permit the indemnified Party to participate in such settlement or defense through counsel chosen by the indemnified Party, with all fees, costs, and expenses of such counsel borne by the indemnified Party, provided however, that the indemnifying Party shall not assume the defense for matters as to which there is a conflict of interest or separate and different defenses; in which case the indemnified Party's costs of defense, including reasonable fees of separate legal counsel, shall be borne by the indemnifying Party, (d) no entry of judgment or settlement of a claim may be agreed to without the written consent of the indemnified Party, and (e) the indemnifying Party shall promptly reimburse the indemnified Party for the full amount of such claim and the related expenses as incurred by the indemnified Party pursuant to this Article 9. So long as the indemnifying Party is reasonably contesting any such Third Party claim in good faith and the foregoing clause (b) is being complied with, the indemnified Party shall not pay or settle any such claim. The controlling Party shall upon request deliver, or cause to be delivered, to the other Party or Parties copies of all correspondence, pleadings, motions, briefs, appeals or other written statements relating to or submitted in connection with the settlement or defense of any such claim, and timely notices of any hearing or other court proceeding relating to such claim.

9.3 Cooperation as to Indemnified Liability.  Each Party hereto shall cooperate fully with the other Parties with respect to access to books, records, or other documentation within such Party's control, if deemed reasonably necessary or appropriate by any Party in the defense of any claim that may give rise to indemnification hereunder.

9.4 Set-off.  Medtronic shall be entitled, in its discretion and without limitation of any other rights or remedies, to set off against any amounts which are then owed or thereafter become owed by Medtronic to Neurologix all or any part of an Indemnifiable Loss incurred by Medtronic. Medtronic shall be entitled to set off Indemnifiable Losses when actually incurred. If Medtronic defers payment of any amount to Neurologix past the scheduled payment date because there exists a pending indemnification claim by Medtronic pursuant to this Article which has not then been finally determined, the excess, if any, of such deferred amount over the finally determined amount of the indemnification claim shall be promptly paid upon such final determination, together with interest on such excess accrued from the originally scheduled payment date for such deferred amount.

ARTICLE 10

FORCE MAJEURE

10.1 Notice of Force Majeure. Upon giving notice to Medtronic or Neurologix, as the case may be, a Party affected by an event of Force Majeure shall be released without any liability on its part from the performance of its obligations under this Agreement, except for the obligation to pay any amounts due and owing hereunder, but only to the extent and only for the period that its performance of such obligations is prevented by the event of Force Majeure.

10.2 Suspension of Performance. During the period that the performance by one of the Parties of its obligations under this Agreement has been suspended by reason of an event of Force Majeure, the other Party or Parties may likewise suspend the performance of all or part of its or their obligations hereunder (except for the obligation to pay any amounts due and owing hereunder) to the extent that such suspension is commercially reasonable.

ARTICLE 11

MISCELLANEOUS

11.1 Assignment. Neurologix shall not have the right to assign or otherwise transfer its rights and obligations under this Agreement (whether by merger, share exchange, combination or consolidation of any type, operation of law, purchase or otherwise (collectively, a "Corporate Event")) except with the prior written consent of Medtronic; provided, however, that in the event Medtronic does not provide its written consent to an assignment as a part of a Corporate Event of Neurologix within ten (10) business days of Neurologix's request for such consent, Neurologix may nonetheless undergo such Corporate Event without obtaining Medtronic's consent provided that Neurologix forfeits to Medtronic all licenses and other rights relating to the Medtronic Uncategorized Intellectual Property, the Jointly Owned Intellectual Property and the Product-Related Intellectual Property (but in no event shall such forfeiture affect the right to receive payment pursuant to Section 4.3). Medtronic shall not have the right to assign or otherwise transfer its rights and obligations under this Agreement (whether by merger, share exchange, combination or consolidation of any type, operation of law, purchase or otherwise) except with the prior written consent of Neurologix, provided that Medtronic may assign its rights pursuant to this Agreement to any Affiliate. Any prohibited assignment shall be null and void.

11.2 Further Assurances. At such time and from time to time on and after the date hereof, upon request by Medtronic, Neurologix will execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, certificates and assurances that may be reasonably required for the better conveying, transferring, assigning, delivering, assuring and confirming to Medtronic, or to its respective successors and assigns, to otherwise carry out the purposes of this Agreement and the agreements, documents and instruments contemplated hereby.

11.3 Complete Agreement.   The Schedules and Exhibits to this Agreement shall be construed as an integral part of this Agreement to the same extent as if they had been set forth verbatim herein. This Agreement and the Schedules and Exhibits hereto constitute the entire agreement between the Parties hereto with respect to the subject matters hereof and thereof and supersede all prior agreements whether written or oral relating hereto.

11.4 Survival.  All representations and warranties made in this Agreement, all obligations pursuant to Sections 3.2, 4.3 and 8.3, Articles 5, 6, 7, 9, 10 and 11 hereof, and all other terms and provisions hereof intended by the Parties to be observed and performed after the termination or expiration hereof, shall survive such termination or expiration and continue thereafter in full force and effect.

11.5 Waiver, Discharge, Amendment, Etc.  The failure of either Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part of it or the right of either Party after any such failure to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to be a waiver of any other or subsequent breach. Any amendment to or waiver of any portion of this Agreement shall be in writing and signed by Neurologix and Medtronic.

11.6 Notices.  All notices or other communications to a Party required or permitted hereunder shall be in writing and shall be delivered personally or by telecopy (receipt confirmed) to such Party as follows or shall be sent by a reputable express delivery service or by certified mail, postage prepaid with return receipt requested, addressed as follows:

if to Medtronic, to:

Medtronic, Inc.
World Headquarters
710 Medtronic Parkway NE
Minneapolis, MN 55432-5604
Attention: General Counsel
FAX: (763) 572-5459

with separate copies thereof addressed to

Medtronic, Inc.
World Headquarters
710 Medtronic Parkway NE
Minneapolis, MN 55432-5604
Attention: Vice President and Chief Development Officer
FAX: (763) 505-2542

if to Neurologix to:

Neurologix, Inc.
One Bridge Plaza
Fort Lee, New Jersey
Attention: Michael Sorell, M.D.
Telephone No.: 201-592-6451
Telecopy No.: 201-585-9798

with a copy to:

Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068
Attention: Stephen R. Buckingham
Phone: (973) 597-2326
Fax: (973) 597-2327

Any Party may change the above-specified recipient and/or mailing address by notice to all other Parties given in the manner herein prescribed. All notices shall be deemed given on the day when actually delivered as provided above (if delivered personally or by telecopy) or on the day shown on the return receipt (if delivered by mail or delivery service).

11.7 Use of Name; Public Announcement. Neither Party shall, except with the written consent of the other Party or as required by applicable securities laws or regulation or exchange rules, publicly use the other Party's name in any external advertising, publicity, press release, endorsement, or promotional communication without the express written approval of that Party, not to be unreasonably withheld, or disclose the Parties' relationship. Except as required by applicable securities law or regulation or exchange rules, in the event Neurologix proposes to issue any press release or public announcement concerning any provisions of this Agreement, the Stock Purchase Agreement or the transactions contemplated hereby, Neurologix shall so advise Medtronic and submit such press release or public announcement to Medtronic for review at least thirty (30) days prior to submittal for publication (including re-publication abstracts or summaries), and the Parties shall thereafter use their best efforts to cause a mutually agreeable release or announcement to be issued. Neither Party will publicly disclose or divulge any provisions of this Agreement or the transactions contemplated hereby without the other Party's written consent, except as may be required by applicable law or stock exchange regulation, and except for communications to employees. However, Neurologix may disclose the existence of this Agreement and the existence of an ownership interest by Medtronic in Neurologix as may be necessary in connection with disclosures made to, or due diligence performed by parties investigating or transacting other business with Neurologix, as long as any such parties to whom such disclosure is made are subject to an appropriate confidentiality agreement with Neurologix.

11.8 Expenses. Neurologix and Medtronic shall each pay their own expenses incident to this Agreement and the preparation for, and consummation of, the transactions provided for herein.

11.9 Governing Law.  The formation, legality, validity, enforceability and interpretation of this Agreement shall be governed by the laws of the State of Minnesota, without giving effect to the principles of conflict of laws.

11.10 Titles and Headings; Construction.  The titles and headings to the Articles and Sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. This Agreement shall be construed without regard to any presumption or other rule requiring construction hereof against the Party causing this Agreement to be drafted.

11.11 Benefit.  Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties to this Agreement and Medtronic, or their respective successors or assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

11.12 Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed as original and all of which together shall constitute one instrument, and may be delivered in person or by facsimile transmission.

11.13 Severability. . If any provision of this Agreement is held invalid by a court of competent jurisdiction, the remaining provisions shall nonetheless be enforceable according to their terms. Further, if any provision is held to be overbroad as written, such provision shall be deemed amended to narrow its application to the extent necessary to make the provision enforceable according to applicable law and shall be enforced as amended.

11.14 Parties in Interest.  All representations, covenants, and agreements contained in this Agreement by or on behalf of any of the Parties hereto shall bind and inure to the benefit of the respective successors and assigns of the Parties hereto, whether so expressed or not.

IN WITNESS WHEREOF, each of the Parties has caused this Development and Manufacturing Agreement to be executed in the manner appropriate for each, and to be dated as of the date first above written.

NEUROLOGIX, INC.

By:  /s/ Michael Sorell
Name: Michael Sorell
Title: President and CEO

NEUROLOGIX RESEARCH, INC.

By:  /s/ Michael Sorell
Name: Michael Sorell
Title: President

MEDTRONIC, INC.

By: /s/Michael D. Ellwein
Name:  Michael D. Ellwein
Title: Vice President and CDO